EXHIBIT 41.2
                                                                    ------------


          AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
                           DECEMBER 31, 2003 AND 2002


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements are the responsibility of the management of Viking Energy Royalty Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in the report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events.

Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements. Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four independent directors. The Committee meets with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

Deloitte & Touche LLP, the independent auditors appointed by the Unitholders, have audited the Trust's financial statements in accordance with Canadian generally accepted auditing standards and provided an independent audit opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

February 27, 2004

/s/ A. Kirk Purdy                              /s/ Mark Merstorf
----------------------------                   -----------------------------
A.  Kirk Purdy                                 Mark Merstorf
President and Chief Executive                  Vice President, Administration
Officer                                        and Controller

AUDITORS' REPORT

To the Board of Directors of Viking Holdings Inc. and the Unitholders of Viking Energy Royalty Trust:

We have audited the consolidated balance sheets of VIKING ENERGY ROYALTY TRUST (the "Trust") as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On February 27, 2004, we reported separately to the Unitholders of the Trust on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which excluded Note 20, Reconciliation to Accounting Principles Generally Accepted in the United States.


Calgary, Alberta, Canada                         /s/  DELOITTE & TOUCHE LLP
February 27, 2004                                     Chartered Accountants



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

To the Board of Directors of Viking Holdings Inc. and the Unitholders of Viking Energy Royalty Trust:

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Trust's financial statements, such as the changes described in Note 3, to the consolidated financial statements of Viking Energy Royalty Trust. Our report to the Unitholders dated February 27, 2004 is expressed in accordance with Canadian reporting standards, which does not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.


Calgary, Alberta, Canada                         /s/  DELOITTE & TOUCHE LLP
February 27, 2004                                     Chartered Accountants

CONSOLIDATED BALANCE SHEETS
AS AT  DECEMBER 31 (THOUSANDS OF DOLLARS)

------------------------------------------------------------------------------------------
                                                                        2003          2002
------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                           $  32,278     $  20,991
     Prepaid expenses                                                  2,662         2,599
------------------------------------------------------------------------------------------
                                                                      34,940        23,590
------------------------------------------------------------------------------------------

Capital assets (Notes 3 and 7)                                       526,082       365,512
Reclamation fund (Note 8)                                              4,230         2,944
Goodwill (Note 4)                                                     74,433            --
Other investments (Note 6)                                                --         1,054
------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       $ 639,685     $ 393,100
==========================================================================================


LIABILITIES
Current liabilities
Accounts payable                                                   $  28,756     $  17,301
Unitholder and debenture distributions payable                        11,062         5,472
Due to Related Party - cash portion (Note 5)                              --         2,750
Due to Related Party -  Unit portion (Note 5)                            180         4,367
Current Portion of bank loan (Note 9)                                 10,305         7,731
------------------------------------------------------------------------------------------
                                                                      50,303        37,621
------------------------------------------------------------------------------------------

Bank loan (Note 9)                                                   113,361        85,037
Future income taxes (Note 17)                                         49,612        38,130
Provision for site restoration                                         6,227         3,150
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    219,503       163,938
------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 10)                                       774,927       424,734
Accumulated (deficit) earnings                                        (2,043)       43,052
Accumulated Unitholder and debenture distributions (Note 12)        (352,702)     (238,624)
------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                            420,182       229,162
------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                          $ 639,685     $ 393,100
==========================================================================================


/s/ H. Douglas Hunter                            /s/ Dale Blue
-------------------------------                  -----------------------------
Director, and Chairman                           Director, and Chairman of
of the Board                                     of the Audit Committee

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND ACCUMULATED (DEFICIT) EARNINGS
YEARS ENDED DECEMBER 31 (THOUSANDS OF DOLLARS)

---------------------------------------------------------------------------------------------------
                                                                              2003            2002
---------------------------------------------------------------------------------------------------
REVENUE
        Oil and natural gas                                              $ 229,190       $ 134,697
        Royalties                                                          (40,905)        (17,899)
---------------------------------------------------------------------------------------------------
                                                                           188,285         116,798
---------------------------------------------------------------------------------------------------

EXPENSES
        Operating                                                           53,470          36,057
        General and administrative (Note 16)                                 9,034           4,759
        Management fee (Note 16)                                                --           2,877
        Severance and other expense (Notes 5 and 14)                         2,408           8,319
        Interest                                                             6,508           3,713
        Capital and other taxes (Note 17)                                    1,854             600
        Depletion, depreciation and amortization                            82,771          48,117
        Impairment of oil and gas properties (Notes 3 and 7)               130,000              --
        Future income tax recovery (Note 17)                               (52,665)         (4,555)
---------------------------------------------------------------------------------------------------
                                                                           233,380          99,887
---------------------------------------------------------------------------------------------------
                                                                         $ (45,095)      $  16,911
Net (loss) income for the period (Note 15)
---------------------------------------------------------------------------------------------------
Accumulated earnings - opening                                              43,052          26,141
---------------------------------------------------------------------------------------------------
Accumulated (deficit) earnings - closing                                 $  (2,043)      $  43,052
===================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31 (THOUSANDS OF DOLLARS)

-----------------------------------------------------------------------------------------
                                                                       2003          2002
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                              $ (45,095)    $  16,911
Net (loss) income Add items not involving cash:
Depletion, depreciation and amortization                             82,771        48,117
Impairment of oil and gas properties (Note 7)                       130,000            --
Future income tax recovery                                          (52,665)       (4,555)
Other expense                                                           718         8,319
-----------------------------------------------------------------------------------------
Funds from operations                                               115,729        68,792
Changes in working capital                                           (1,486)       (2,392)
-----------------------------------------------------------------------------------------
                                                                    114,243        66,400
-----------------------------------------------------------------------------------------
                                                                     98,103        24,899

FINANCING ACTIVITIES
Issuance of Trust Units (Note 10)
Issuance of Convertible Debentures (Notes 10 and 13)                 75,000            --
Issue costs (Note 10)                                                (8,576)       (1,295)
Convertible debenture interest (Note 13)                             (4,204)           --
Bank Loan                                                           (46,742)        1,231
Unitholder Distributions                                            (99,328)      (62,110)
-----------------------------------------------------------------------------------------
                                                                     14,253       (37,275)
-----------------------------------------------------------------------------------------
                                                                         --        (1,202)

INVESTING ACTIVITIES
Internalization expense  (Note 5)
Acquisition of KeyWest Energy Corporation (Note 4)                  (73,380)          (40)
Acquisition of Landover Energy Inc. (Note 4)                             --        (7,820)
Due to related party - cash portion and internalization costs        (2,981)           --
Acquisition and disposals of oil and gas properties (Note 6)        (22,887)        5,134
Capital development expenditures                                    (26,041)      (24,529)
Change in non-cash working capital                                   (2,651)          240
Contributions to reclamation fund (Note 8)                           (1,286)         (908)
Other investments (Note 6)                                              730            --
-----------------------------------------------------------------------------------------
                                                                   (128,496)      (29,125)
-----------------------------------------------------------------------------------------

CHANGE IN CASH                                                    $      --     $      --
=========================================================================================

The Trust paid the following cash amounts:
Interest                                                          $   7,219     $   3,379
Capital and current taxes                                         $   1,854     $     600
-----------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


1.       STRUCTURE OF THE TRUST

         Viking Energy Royalty Trust (the `Trust') is an open-end investment trust, and its beneficiaries are the holders of the Trust units (the `Unitholders'). The business of the Trust involves the investment in energy related assets including petroleum and natural gas related assets, and pipeline, gathering, processing and transportation assets. Income to the Unitholders is generated through the acquisition, development, exploitation and disposition of these assets.

         During 2003, the Trust completed an internal corporate re-organization. The remaining subsidiaries are Viking Holdings Trust, Viking Holdings Inc., Viking Energy Ltd., the Sedpex Partnership and Keywest Energy Partnership.

2.       SUMMARY OF ACCOUNTING POLICIES

         These consolidated financial statements are prepared following Canadian generally accepted accounting principles ("GAAP"), which in the case of the Trust, differ in certain respects from those in the United States. These differences are described in Note 20, Reconciliation to Accounting Principles Generally Accepted in the United States. All amounts are stated in Canadian dollars. The preparation of financial statements requires management to make estimates and assumptions. Actual results could differ from those estimated.

BASIS OF ACCOUNTING

         The Trust's consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Investments in significantly influenced companies are accounted for by the equity method.

REVENUE RECOGNITION

         Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

CAPITAL ASSETS

         The Trust follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one Canadian cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

DEPLETION, DEPRECIATION AND AMORTIZATION

         Capitalized oil and natural gas costs are depleted using the unit-of-production method based on estimated proven reserves of oil and natural gas before royalties, as determined by management and reviewed by an independent reserve engineer, and capital costs plus estimated future development costs of proven undeveloped reserves less estimated salvage values of the production equipment. Natural gas reserves and production are converted to an equivalent volume of oil (barrel of oil equivalent or BOE) on an energy equivalent basis of six thousand cubic feet of natural gas to one barrel of oil. Office furniture and computer equipment are amortized over their useful lives at 20-30% each year. Leasehold improvements are amortized over the term of the lease and do not exceed 10 years.

FUTURE SITE RESTORATION AND ABANDONMENT COSTS

         The Trust has made a provision for estimated future site restoration and abandonment costs based on the unit-of-production method using proved reserves. The periodic charge to the provision is included with depletion, depreciation and amortization. Actual site restoration and abandonment costs are charged against the accumulated provision.

IMPAIRMENT

         Oil and gas assets are tested in each reporting period to determine that the net book value is recoverable and does not exceed the fair value of the properties. The costs are deemed to be recoverable if the undiscounted cash flows expected to result from the production of proved reserves are in excess of the carrying value of the oil and gas assets. If it is determined that the carrying value is not recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the discounted cash flows expected from the production of proved and probable reserves. Cash flows are estimated using future product prices and costs, and are discounted using the risk-free rate.

         The cost of unproved properties are excluded from the ceiling test calculation, and are subject to a separate impairment test.

GOODWILL

         Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

INCOME TAXES

         The Trust is a taxable entity for income tax purposes and is taxed on any taxable income that is not allocated to the Unitholders. A future income tax liability has been recorded on the acquisition of BXL Energy Ltd. (`BXL'), Landover Energy Inc. (`Landover') and KeyWest Energy Corporation (`KeyWest'). A future tax provision for inside tax basis is not provided in these consolidated financial statements as any taxable income of the Trust would be allocated to the Unitholders.

         Periodically, subsidiaries of the Trust may incur current taxes and future income taxes depending on the timing of the expenditures and income tax deductions. Current taxes, if unrecoverable, will be deducted from cash distributions.

FINANCIAL INSTRUMENTS

         The Trust uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense arising from corresponding contracts.

UNIT-BASED COMPENSATION

         The Trust has an Unit Option Plan, which is described in Note 10. Any compensation paid on exercise of Unit Options or purchase of Unit Options is credited to Unitholders' Capital. If Units or Unit options are repurchased, the excess of the consideration paid over the carrying amount of the Unit options cancelled is charged to accumulated earnings.

         Compensation expense is determined based on the intrinsic value of the options and is deferred and recognized over the vesting period of the plan with a corresponding increase or decrease to contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of valuation may result in significant fluctuations to compensation expense and potential recoveries. Recoveries will only be recognized to the extent that cumulative compensation expense has been previously recorded.

         Upon exercise of unit options, the consideration paid, along with the contributed surplus previously recognized, is recorded in Unitholders' capital. All forfeitures will be accounted for as they occur.

3.       CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

         At January 1, 2003, the Trust adopted Accounting Guideline 16 ("AcG-16") issued by the Canadian Institute of Chartered Accountants, a revised guideline for full cost oil and gas accounting. Under the old guideline ("AcG-5"), an enterprise level test on the recoverability of the net book value of capital assets was performed. Under this test, future net revenues for ceiling test purposes were based on undiscounted proved reserves at prices in effect as at the balance sheet date of the Trust's consolidated financial statements. Estimated future general and administrative expenses and financing charges associated with future revenues were deducted from future revenues. Under AcG-5, no write down would have been required at December 31, 2003.

Under AcG-16, the fair values of the oil and natural gas assets are considered in determining the recoverability of the net book value. The future cash flow of proved plus probable reserves is discounted at the risk free rate of return to determine the fair value of the oil and gas assets. These cash flows are determined based on management's best estimate of future prices and operating environment assumptions. As a result of this change, the Trust recorded a ceiling test write-down of $130.0 million, and related future income tax recoveries of $45.0 million.

UNIT-BASED COMPENSATION

         The Trust has elected early adoption of amendments made to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", pursuant to transitional provisions contained therein. Under early adoption, the Trust is required to account for the compensation expense of unit options granted on or after January 1, 2003, based on the fair value on the date granted. As the Trust is unable to determine the fair value at the date of grant, the Trust will measure compensation cost based on the intrinsic value of the unit option at the financial statement date for unexercised options. There was no impact in 2003 on net income as a result of adopting these new recommendations.

DISCLOSURE OF GUARANTEES

         Effective January 1, 2003, the Trust adopted AcG-14, "Disclosure of Guarantees". Under this guideline, the Trust is required to disclose all guarantees issued to third parties (see Note 19). There was no impact on net income as a result of adopting this new guideline.

4.       BUSINESS ACQUISITIONS

ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation through a plan of arrangement under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.4 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:
                                                                        (000'S)
--------------------------------------------------------------------------------
Value of Viking Trust Units issued                                   $  175,931
Cash consideration                                                       66,000
--------------------------------------------------------------------------------
Purchase Price                                                          241,931
--------------------------------------------------------------------------------
Debt Assumed                                                             77,639
February distributions related to units issued on acquisition             2,738
Related expenses and fees                                                 4,682
Management fee Total Purchase Price
                                                                            171
                                                                          7,682
--------------------------------------------------------------------------------
Total Purchase Price                                                 $  326,990
================================================================================

Purchase price allocation:
--------------------------------------------------------------------------------
Net working capital deficit                                          $  (1,066)
Future site restoration                                                 (2,230)
Future income taxes                                                    (64,147)
Goodwill                                                                 74,433
Capital assets                                                          320,000
--------------------------------------------------------------------------------
Total Purchase Price                                                 $  326,990
================================================================================

ACQUISITION OF LANDOVER ENERGY INC.

         Effective June 22, 2002, a wholly owned subsidiary of the Trust acquired 100% of the outstanding shares of Landover Energy Inc. The shares of Landover were acquired for $6,385,000 in cash, which was financed through debt, plus severance and related costs of $1,435,000. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $4.2 million, which has been assigned to property, plant and equipment acquired. Future income taxes reflect the difference between the purchase price and the tax basis acquired.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:
                                                                     (000's)
-----------------------------------------------------------------------------
Cash Consideration                                                $    6,385
Debt assumed                                                           4,500
Severance and related expenses                                         1,264
Management fee                                                           171
-----------------------------------------------------------------------------
Total Purchase Price                                              $   12,320
=============================================================================
Purchase price allocation:
Net working capital                                                      328
Future site restoration                                                (258)
Future income taxes                                                  (2,046)
Capital assets                                                        14,296
-----------------------------------------------------------------------------
Total Purchase Price                                              $   12,320
=============================================================================

5.       INTERNALIZATION OF THE MANAGER

         Effective December 31, 2002, the Trust had acquired its Manager, Viking Management Ltd. (`VML'), through the acquisition of all VML shares. The total cost of the internalization is broken down as follows:

(000's)                                              2003       2002      Total
--------------------------------------------------------------------------------
Cash consideration                                $    --   $  2,750   $  2,750
Trust Units to be Issued                               --      4,217      4,217
Retention expense satisfied in Trust Units             --        150        150
Retention expense paid in cash                         --        550        550
Related costs                                         231        652        883
--------------------------------------------------------------------------------
Internalization Expense                           $   231   $  8,319   $  8,550
================================================================================

         The management agreement with VML required the Trust to pay management and acquisition fees to VML of 3% of net production revenue less general and administrative expenses plus 1% of distributions and 1.5% of acquisition costs respectively. No fees were payable on dispositions of assets. The internalization transaction resulted in the elimination of all acquisition fees as of October 11, 2002 and the effective elimination of all management fees at December 31, 2002. The termination of the management contract was subject to a one-year management fee buy out. The entire cost was expensed by the Trust. As part of the purchase agreement, the Trust also committed to pay $833,000 in additional retention amounts to senior management over a four year period. The settlement of these payments has been accelerated in conjunction with the severance payments to members of senior management. Retention expense included in general and administrative expense for 2003 and committed for 2004 are broken down as follows:

(000'S)                                              2003      2004       Total
-------------------------------------------------------------------------------
Retention expense satisfied in Trust Units         $  593    $  240     $  833
-------------------------------------------------------------------------------

6.       PROPERTY ACQUISITIONS AND DISPOSITIONS

         The following summarizes the acquisitions and dispositions that were completed in 2003 and 2002 which were all completed for cash:

2003                                               (000'S)       EFFECTIVE DATE
--------------------------------------------------------------------------------
ACQUISITIONS:
Alexis and Lea Park                             $   24,372         May 15, 2003
Dodsland additional working interest                 1,494     November 7, 2003
Other                                                  200              Various
--------------------------------------------------------------------------------
Total cost of acquisitions                      $   26,066
================================================================================

         During 2003, the Trust disposed of various working and GORR interests for proceeds of $2,329,000. In addition, the Trust disposed of a 20% interest in a private company which invests in natural gas facilities for proceeds of $730,000. The Trust recognized a loss of $284,000 on the transaction.

2002                                                (000'S)      EFFECTIVE DATE
--------------------------------------------------------------------------------
ACQUISITIONS:
Consort                                          $    3,544    February 1, 2002
Bellshill additional working interest                 1,900        July 1, 2002
Other                                                   523             Various
Acquisition fees paid to the Manager                    113
Transaction costs                                        64
--------------------------------------------------------------------------------
Total cost of acquisitions                       $    6,144
================================================================================


DISPOSITIONS:
Cessford                                         $    4,014     January 1, 2002
Minor working interests                               2,949     January 1, 2002
East Pembina                                          1,578        July 1, 2002
Other                                                 2,737             Various
--------------------------------------------------------------------------------
Total proceeds from dispositions                 $   11,278
================================================================================

7.       CAPITAL ASSETS

(000'S)                                                    2003            2002
--------------------------------------------------------------------------------
Property, plant and equipment                       $   940,890    $    569,154
Accumulated depletion and depreciation                 (284,808)       (203,642)
Impairment                                             (130,000)              -
-------------------------------------------------------------------------------
Property, plant and equipment (net)                 $   526,082    $    365,512
--------------------------------------------------------------------------------

         In 2003, under the new full cost accounting guideline AcG-16, the Trust realized a ceiling test write down of its oil and gas assets of $130.0 million, and related future income tax recoveries of $45.0 million. The crude oil and natural gas futures prices used in the ceiling test were obtained from third parties and represent management's best estimate of the future pricing environment for the Trust as at December 31, 2003. As of December 31, 2003, no write down was required under the former full cost accounting guideline. As of December 31, 2002, no write down was required under either guideline.

         The Trust does not capitalize any general and administrative expenses or interest unless it relates directly to the acquisition of capital assets.

8.       RECLAMATION FUND

         A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per BOE of production. Currently the Trust uses the funds allocated to the reclamation fund to reduce its banking facility costs. Actual abandonment and reclamation work undertaken in 2003 was funded from current period cash flow, and was not deducted from the fund balance. Contributions to the fund as shown below are deducted from cash available for distribution to Unitholders.

(000'S)                                                   2003           2002
------------------------------------------------------------------------------
Reclamation fund, beginning of year                  $   2,944    $     2,036
Contribution                                             1,286            908
Expenditures                                                 -              -
==============================================================================
Reclamation fund, end of year                        $   4,230    $     2,944
==============================================================================

9.       BANK LOAN

         The Trust has two demand credit facilities under which it could borrow up to $200 million at December 31, 2003. These facilities are comprised of a syndicated revolving demand credit facility (the"Revolver") with a borrowing limit of $185 million, and a $15 million operating facility.

         The Revolver bears interest at bank prime and is secured by a $500,000,000 floating charge oil and gas debenture granting to the bank a first mortgage and a security interest in, and to, all of the present and future acquired property and assets of the subsidiaries of the Trust. The Revolver is subject to an annual review and has a demand feature; however, repayments are not required if borrowings are not in excess of the borrowing base.

         The Revolver has been renewed to June 17, 2004. In the event that the revolving period is not extended in the future, the loan outstanding at June 19, 2004 is repayable over a two year term period. If the loan is called, then one twelfth of the loan balance becomes payable on each of December 31, 2004, and June 21, 2005, five twelfths of the loan is payable on December 31, 2005, and a final lump sum payment of the balance of the loan outstanding is due at the end of the term period. Any amounts drawn on the operating facility at the balance sheet date are classified as current.

10.      UNITHOLDERS' CAPITAL

AUTHORIZED
Unlimited number of Trust Units.

ISSUED                                                    NO. OF
(000'S)                                                    UNITS
--------------------------------------------------------------------------------
Balance December 31, 2001                                 51,056    $   401,130
--------------------------------------------------------------------------------
Public offering -  March                                   2,950         20,208
Less:  Issue costs                                             -        (1,295)
Distribution Re-investment Plan                              338          2,341
Employee Unit Options                                        371          2,350
--------------------------------------------------------------------------------
Balance December 31, 2002                                 54,715    $   424,734
================================================================================
Units issued - Internalization of the Manager                692          4,779
Issue of Convertible Debentures (Note 13)                      -         75,000
Less:  Issue Costs                                             -        (3,383)
Units Issued with respect to KeyWest Acquisition          24,888        175,931
Debenture Conversion(a) (Note 13)                             97              -
Trust Unit Public Offering May 29, 2003                    8,000         50,400
Trust Unit Public Offering October 7, 2003                 6,800         42,840
Less:  Issue Costs                                             -        (5,193)
Distribution Re-investment Plan                              826          5,020
Employee Unit Options                                        841          4,799
--------------------------------------------------------------------------------
Balance, December 31, 2003                                96,859    $   774,927
================================================================================

(a) For the year ended December 31, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

DRIP PLAN

         The Trust has a Distribution Re-investment and Unit Purchase Plan referred to in combination as the DRIP plan. This plan allows for existing Unitholders to re-invest their distributions to receive additional Trust Units at 95% of the market price and to purchase additional Trust Units up to $3,000 per Unitholder per calendar year at the market price.

UNIT OPTION PLAN

         The Trust has an option plan for directors and employees. On May 23, 2002, the Unitholders approved a revision to the Unit Option Plan (the `Plan'), which allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the `ratchet-down feature'). The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year. The Trust has determined that the amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

          The maximum number of Units authorized for grants of options is 5,400,000. Options vest 20% immediately upon granting and 20% each of the next four years on the anniversary date. The options have ten year terms with expiry dates of August 2009 through December 2013. The weighted average remaining contract term of the options at December 31, 2003, is 8.2 years (2002 - 8.5 years). The exercise price of the options outstanding at December 31, 2003, ranged from $5.23 to $8.55 (2002 - $6.10 to $8.55). The number of units and exercise prices of options are detailed in the table below:

---------------------------------------------------------------------------------------------------------
(000'S - EXCEPT PER UNIT AMOUNTS)                                    2003                           2002
---------------------------------------------------------------------------------------------------------
                                                 UNIT    WEIGHTED AVERAGE       Unit    Weighted Average
                                              OPTIONS      EXERCISE PRICE    Options      Exercise Price
---------------------------------------------------------------------------------------------------------
Beginning of year                               3,387        $       7.37      2,285        $       7.59
Granted                                         1,211                6.33      1,647                6.91
Exercised                                       (841)                6.64       (371)               6.38
Cancelled                                       (365)                6.95       (174)               7.99
--------------------------------------------------------------------------------------------------------
Outstanding before ratchet-down                 3,392        $       7.22      3,387        $       7.37
Ratchet-down reduction                              -              (1.00)          -              (0.56)
--------------------------------------------------------------------------------------------------------
Outstanding, end of year                        3,392        $       6.22      3,387        $       6.81
--------------------------------------------------------------------------------------------------------
Exercisable before ratchet-down                 1,394        $       7.55      1,062        $       7.49
--------------------------------------------------------------------------------------------------------
Ratchet-down reduction                              -               (1.19)         -               (0.59)
--------------------------------------------------------------------------------------------------------
Exercisable, end of year                        1,394        $       6.36      1,062        $       6.90
--------------------------------------------------------------------------------------------------------

The following table summarizes information about fixed stock options outstanding at December 31, 2003.

                                  Number                                  Exercise Price
  Exercise Prices after       Outstanding at    Remaining Contractual   after Ratchet-down      Number Exercisable
     Ratchet-down (a)       December 31, 2003          Life (b)              (b), (c)         at December 31, 2003
-------------------------------------------------------------------------------------------------------------------
      $4.74 - $6.27             2,139,700                8.7                   $5.78                       621,500
      $5.81 - $7.19             1,252,150                7.2                   $6.96                       772,950
-------------------------------------------------------------------------------------------------------------------
      $4.74 - $7.19             3,391,850                8.2                   $6.22                     1,394,450
-------------------------------------------------------------------------------------------------------------------

(a) Range of prices before ratchet-down is $5.23 to $6.90 and $7.17 to $8.55 respectively.

(b)  Based on weighted average unit options.

(c) Weighted average exercise price before ratchet down is $6.59 and $8.30 respectively.

         Since the fair value of the options can not be determined due to the nature of the ratchet down feature pro forma compensation cost has been determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the twelve months ended December 31, 2003, the intrinsic value of the unit options issued after January 1, 2003, was $ nil; as such, no compensation expense has been recorded in the current year. The intrinsic value was calculated based on the year end unit price of $5.65.

UNIT AWARD INCENTIVE PLAN

         Subject to Unitholder approval, the Trust has implemented an Unit Award Incentive Plan (the `Unit Plan') for directors and employees of the Trust. Under the Unit Plan, Trust Units awarded will be either Restricted Awards or Performance Awards.

         Restricted Award Units vest 50% on the two anniversary dates after the grant date. Performance Award Units vest 100% on the second anniversary date after the grant date. For both types of awards the number of Units will be adjusted at the vesting date for distributions paid since the awards were granted. The Trust has proposed that a maximum of 3,860,000 Trust Units be available for use under this plan. No Trust Units were issued in 2003 under this plan.

11.      UNITHOLDER DISTRIBUTIONS

(000'S EXCEPT PER UNIT AND TRUST UNIT AMOUNTS)              2003           2002
--------------------------------------------------------------------------------
Funds from operations                               $    115,729   $     68,792

Contributions to reclamation fund                         (1,286)          (908)
Convertible Debenture interest                            (7,518)             -
--------------------------------------------------------------------------------
Cash available for distribution                          106,925         67,884

Cash funded from/(applied to) debt                         (365)         (5,409)
--------------------------------------------------------------------------------
Unitholder distributions declared                   $    106,560   $     62,475
--------------------------------------------------------------------------------
Unitholder distributions, per unit                  $       1.26   $       1.16
--------------------------------------------------------------------------------
Weighted average number of Trust Units                84,359,126     53,815,175
================================================================================

         The Trust is required under the Trust indenture to pay monthly distributions to Unitholders from its cash flow from operations after deducting certain items. Distributions are declared to Unitholders of record on the last day of the month and paid on the 15th day of the following month. Total cash distributions paid to Unitholders in 2003 were $99,328,000 (2002 - $62,110,000). Distributions paid to Unitholders who held Trust Units December 31, 2002, through November 30, 2003, were $1.28 per unit (2002 - $1.16) based on the number of Units outstanding at the end of each month.

12.      RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS

                                                                       (000'S)
-----------------------------------------------------------------------------
Balance, December 21, 2001                                     $     (176,149)
Unitholder distributions declared                                     (62,475)
------------------------------------------------------------------------------
Balance, December 31, 2002                                           (238,624)
Unitholder distributions declared                                    (106,560)
Convertible debenture holder interest (Note 13)                        (7,518)
------------------------------------------------------------------------------
Balance December 31, 2003                                      $     (352,702)
==============================================================================

13.      CONVERTIBLE DEBENTURES

         On January 13, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the `Convertible Debentures'). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 and the first interest payment occurred on July 31, 2003. As a result of the Trust's option to settle the principal and interest obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriters' fees of $3.0 million and issue costs of $0.4 million. On December 31, 2003, the quoted market value of the Convertible Debentures was $78,949,000.

14.      SEVERANCE AND INTERNALIZATION EXPENSE

         Severance and internalization expenses of $2,177,000 (2002 - $8,319,000) represent one-time general and administrative costs. Of this amount $0.4 million was satisfied in Trust Units.

15.      NET INCOME

         (per unit amounts)                                   2003         2002
         ----------------------------------------------------------------------
         Net income
             Basic(a)(b)                                    (0.62)         0.31
             Diluted (b)                                    (0.62)         0.31
         -----------------------------------------------------------------------

         (a) Basic net income per unit is calculated by taking net income adjusted for convertible debenture interest divided by weighted average units for the year ended December 31.

         (b) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore, the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts is calculated using the weighted average number of units outstanding for the period, which was 84,359,126 (2002 - Basic: 53,815,175; Diluted: 53,958,400).

16.      RELATED PARTY TRANSACTIONS

         Effective December 31, 2002, all fees paid under the management agreement between the Manager and the Trust were eliminated pursuant to the acquisition of the Manager (see Note 5). Under the management agreement, fees were payable to the Manager for management, administrative and acquisition services. Total acquisition fees paid to the Manager in 2002, prior to the elimination of the management agreement were $284,000. These fees were included in the capital costs of the acquisition. During 2002, the Manager received $5,442,000 for general and administrative expenses incurred on behalf of the Trust, and $2,877,000 in management fees.

         In 2003, the Trust and a private company jointly acquired an interest in the Alexis Unit and Lea Park areas. The president and chief executive officer of the private company is a director of the Trust.

17.       INCOME TAXES

         All subsidiaries of the Trust are subject to income taxes and an amount of $874,000 for 2003 (nil in 2002) was paid and was charged to current operations. All corporate subsidiaries of the Trust are subject to Federal Large Corporations Tax, and an amount of $980,000 for 2003 ($600,000 in 2002) was paid and was charged to current operations.

         The Trust had an approximate tax basis of $354.9 million ($190.0 million in 2002) at the end of the year available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $24.1 million ($3.8 million in 2002).

         In 2003, as a result of the rate reductions, the Trust's income tax rate applied to temporary differences decreased to approximately 35% from 42% that was applied to corporate acquisitions in the year. As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $8.5 million in 2003. In addition, the Trust realized a future income tax recovery of $45.0 million as a result of the impairment of oil and natural gas properties (Note 7).
         The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before future income tax recovery as follows:

(000'S)                                                                           2003            2002
------------------------------------------------------------------------------------------------------
Net (loss) income before taxes                                                $(95,906)       $ 12,956
Statutory income tax rate                                                        34.62%          42.34%
------------------------------------------------------------------------------------------------------
Expected tax                                                                   (33,203)          5,486

Add/(Deduct) the tax effect of:
Net income of the Trust                                                        (26,327)        (16,525)
Resource allowance                                                             (11,560)         (8,021)
Non-deductible crown charges                                                     9,018           4,744
Capital and other taxes                                                          1,854             600
Alberta Royalty Tax Credit                                                        (197)           (212)
Internalization of the Manager                                                    (211)          3,522
Adjustments for acquisitions, rate changes and internal re-organization          7,961           5,851
------------------------------------------------------------------------------------------------------
Future income tax recovery                                                    $(52,665)       $ (4,555)
======================================================================================================

The net future income tax liability is composed of:

(000'S)                                                                           2003            2002
------------------------------------------------------------------------------------------------------
Capital assets in excess of tax value                                         $ 50,246        $ 38,160

Share issue costs deductible for tax purposes                                     (634)            (30)
------------------------------------------------------------------------------------------------------
Future income tax liability                                                   $ 49,612        $ 38,130
======================================================================================================

         Future income taxes are recorded to the extent that they were created on the business acquisitions of BXL Energy Ltd., Landover and KeyWest and are recovered as the assets are depleted. Future income taxes are recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired.

18.      FINANCIAL INSTRUMENTS

COMMODITY SWAP CONTRACTS

         The Trust uses commodity and foreign exchange swap contracts to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the period ended December 31, 2003 of $12,348,000 (2002 - $2,804,000). This amount is included in oil and natural gas revenue.

         The Trust has also entered into power hedging contracts to manage its exposure to increasing power costs. The result of this was net hedging income for the year of $671,000 (2002 - $127,000). This amount is included in operating costs.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At December 31, 2003, the Trust had the following swap contracts in place, which are settled on a monthly basis.

           COMMODITY                 QUANTITY                PERIOD                       PRICE/RATE
-----------------------------------------------------------------------------------------------------------------
Crude Oil Swaps                         500 bbl/d          Jan. 1 - Mar 31/04                       31.30 US/bbl
Crude Oil - collars                   2,000 bbl/d          Jan. 1 - Mar 31/04            1st Floor $24.08 US/bbl
                                                                                          2nd Floor$26.99 US/bbl
                                                                                           Ceiling $32.10 US/bbl
                                      1,000 bbl/d          Apr. 1 - Jun 30/04            1st Floor $22.00 US/bbl
                                                                                         2nd Floor $25.33 US/bbl
                                                                                           Ceiling $30.75 US/bbl
                                        500 bbl/d         Jul. 1 - Dec. 31/04            1st Floor $23.00 US/bbl
                                                                                         2nd Floor $27.00 US/bbl
                                                                                           Ceiling $30.05 US/bbl

Natural Gas Swaps
-        Physical                     1,896 Mcf/d          Jan. 1 - Mar 31/04                          $7.09/Mcf
-        50% Participating            5,687 Mcf/d          Jan. 1 - Mar 31/04                          $6.66/Mcf
Natural Gas - collar                  1,896 Mcf/d          Jan. 1 - Oct 31/04                1st Floor $5.28/Mcf
                                                                                             2nd Floor $6.33/Mcf
                                                                                               Ceiling $7.65/Mcf

Foreign Exchange Swaps               $34,897 US/d          Jan. 1 - Mar 31/04                        $1.3185 CAD
                                     $16,035 US/d          Apr. 1 - Jun 30/04                        $1.3354 CAD
Foreign Exchange - collar            $17,647 US/d          Jan. 1 - Dec 31/04                  Floor $1.3072 CAD
                                                                                             Ceiling $1.3475 CAD
Power                              5 megawatts/hr          Jan. 1 - Dec 31/04                         8.2 GJ/MWh
-----------------------------------------------------------------------------------------------------------------

FAIR VALUES

         At December 31, 2003, the fair market value of all of the Trust's financial instruments, except for those noted above, approximate their carrying value due to the short-term maturity of these instruments. Financial instruments carried on the balance sheet include current assets, current liabilities, retention bonuses and long term debt. The value of long-term debt approximates its carrying value as the cost of borrowing approximates the market rate for similar borrowings.

CREDIT RISK

         Commodity hedging contracts are placed with major Canadian financial institutions or with major crude oil marketing firms that market the Trust's physical product, and that meet credit ratings as provided by the risk management guidelines of the Trust.

19.      COMMITMENTS AND CONTINGENT LIABILITIES

         Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2003, are:

-------------------------------------------------------------------------------
2004                                                           $       811,000
2005                                                                   654,000
2006                                                                   635,000
2007                                                                   567,000
2008                                                                   539,000
-------------------------------------------------------------------------------
Total commitments                                              $     3,206,000
===============================================================================

         At December 31, 2003, the Trust had standby letters of credit with the Alberta Electric System Operators, Aquila Networks, ATCO Electric and Lac St. Anne County for $2,410,000, $400,000, $86,000 and $10,000 respectively.

         The Trust has natural gas supply contracts with the Pan Alberta Aggregator Pool (`the Pool'), which is working towards terminating its transportation and marketing commitments. If successful, the producers will be responsible for a share of those commitments based upon their percentage of supply to the Pool. As at December 31, 2003, the Trust's share of the Pool was less than 1%. A number of extenuating circumstances surround this issue and, therefore, the Trust is unable to determine its contingent liability at this time. However, given the Trust's relatively small portion of the Pool it is not expected that this settlement would have a material impact on the Trust's operations.

         In the normal course of business, the Trust enters into various take-or-pay contracts with third parties which require the Trust to deliver pre-set volumes over a period of time. As at December 31, 2003 the Trust is renegotiating the commitments of two of these contracts. The liability associated with these contracts cannot be determined at this time, as the Trust is in the process of negotiating settlement. The maximum future payments are not expected to be greater than approximately $1.5 million.

20. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

         The Trust's consolidated financial statements have been prepared in accordance with GAAP in Canada, which differ in some respects from those in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

RECONCILIATION OF NET (LOSS) INCOME                                                       2003         2002
------------------------------------------------------------------------------------------------------------
Net (loss) income as reported for Canadian GAAP                                     $  (45,095)   $   16,911
Adjustments:
  Full cost accounting (a)                                                             137,956         9,019
        Related income taxes                                                           (45,006)           --
  Derivatives and hedging (b)                                                            4,942        (9,987)
  Asset retirement obligations (c)                                                      (3,970)           --
        Related income taxes                                                            (4,062)           --
 Convertible Debenture Interest  (e)                                                    (7,518)           --
------------------------------------------------------------------------------------------------------------
Before cumulative effect of change in accounting principle under US GAAP                37,247        15,943
Cumulative effect of change in accounting principle, net of tax  (b)(c)                (20,008)           --
------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                                            $   17,239    $   15,943
============================================================================================================
Weighted average number of Trust Units outstanding under US GAAP (000's)

        Basic                                                                           84,359        53,815
        Diluted                                                                         84,359        53,958
Net income per unit before cumulative effect of change in accounting principle under US GAAP
        Basic and Diluted                                                           $     0.44    $     0.30
Net income per unit under US GAAP
        Basic and Diluted                                                           $     0.20    $     0.30
============================================================================================================

         The application of US GAAP would have the following effect on the consolidated balance sheets as reported:
($000s)

                                                       2003                             2002
----------------------------------------------------------------------------------------------------
                                             Canadian           US          Canadian             US
                                                 GAAP         GAAP              GAAP           GAAP
----------------------------------------------------------------------------------------------------
Property, plant and equipment                 526,082      620,659           365,512        307,129
Financial derivative assets                        --          583                --            295
Financial derivative liabilities                   --          241                --          4,896
Future/Deferred income taxes                   49,612       98,680            38,130         38,130
Site restoration liability                      6,227           --             3,150          3,150
Asset retirement obligation                        --       34,934                --             --
Convertible debentures                             --       74,298                --             --
Unitholders' capital                          774,927      700,629           424,734        424,734
Accumulated earnings                          (2,043)      (2,693)            43,052       (19,932)
Accumulated Unitholder and debenture        (352,702)    (345,184)         (238,624)      (238,624)
distributions
====================================================================================================

(a) Under US GAAP, entities using the full cost method of accounting for oil and gas production activities perform a ceiling test on each cost center using discounted estimated future net revenue from proved oil and gas reserves using a discount factor of 10 per cent. Prices used in the US GAAP ceiling tests performed for this calculation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under US GAAP.

From the inception of the Trust until December 31, 2002, the Trust performed a cost recovery ceiling test for the oil and natural gas properties which was calculated without application of a discount factor, but included general and administration, financing costs and income taxes. As described in Note 3, the Trust adopted AcG-16 for Canadian GAAP purposes in 2003. This guideline revised the cost recovery ceiling test. Under this guideline, the Trust's net book value cannot exceed the future net revenue of proved plus probable reserves discounted at the risk free rate (which was 5% for 2003). These cash flows are determined based on management's best estimate of future prices and operating environment assumptions.

At December 31, 2003, and December 31, 2002, the application of the full cost ceiling test under US GAAP resulted in no write-down of the capital assets. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under US GAAP, the charge for depletion, depreciation and amortization will differ in subsequent years.


(b) The Trust adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001 for US reporting purposes. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met.

         Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs and requires that an entity formally document, designate and assess the effectiveness of derivative instruments that receive hedge accounting treatment. Such effectiveness is monitored at least quarterly and any ineffectiveness is reported in other revenues (losses) in the consolidated statement of operations. Since adoption, the Trust has elected to use fair value accounting for its derivative instruments for US GAAP and the change in fair value of these contracts has been reported in income. Since the Trust has not elected to use hedge accounting for its derivative contracts, it is not required to report Other Comprehensive Income.

(c) In 2003, SFAS 143, "Accounting for Asset Retirement Obligations" came into effect. This standard requires the fair value of a liability for an asset retirement obligation to be recorded in the period in which it is incurred and a corresponding increase in the carrying amount of the related tangible long-lived asset. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. The liability is accreted at the end of each period through charges to accretion expense. The change was effective January 1, 2003, and the related cumulative effect of change in accounting principle has been charged in the current year to net earnings. US GAAP prior to January 1, 2003 and Canadian GAAP prior to January 1, 2004 required that estimated future site restoration costs be accrued using the unit-of-production method based on the undiscounted value of the liability. As a result of the application of SFAS 143, the Trust has recorded an asset retirement obligation of $27,733,000, an increase in capital assets of $13,914,000, a decrease in deferred income taxes of $4,062,000 and a decrease in net income of $20,008,000 representing the cumulative effect of adopting SFAS 143 as at January 1, 2003.

Depreciation, depletion, amortization and accretion costs for US GAAP include depletion of the capitalized abandonment costs in the amount of $2,172,000 and accretion of the asset retirement obligation in the amount of $1,798,000 for the year ended December 31, 2003. For Canadian GAAP the amortization of site restoration included in depletion, depreciation and amortization expense for the year ended December 31, 2003 was $1,608,000. The difference between Canadian and US GAAP results in a $2,362,000 (net of tax $6,424,000) increase in depletion, depreciation, amortization and accretion for US GAAP.

(d) Under Canadian GAAP, convertible debentures are classified as Unitholders' equity and interest paid on the convertible debentures has been recorded as a reduction of accumulated earnings. Under US GAAP, the convertible debentures are classified as long-term debt. Accordingly, an adjustment has been recorded to reclassify interest expense on the convertible debentures as a reduction of income versus a reduction of accumulated earnings. The applicable income tax has been included in the provision for income taxes.

(e) Prior to January 1, 2003, for Canadian GAAP purposes, compensation expense for options granted under the Unit Option Plan was measured based on the intrinsic value of the award at the grant date. For the years ended December 31, 2003, and 2002, pro forma disclosures are included in the Notes to the financial statements of the impact on net income and net income per Trust unit had the Trust accounted for compensation expense based on the fair value of options granted during 2002. Effective January 1, 2003, the Trust accounts for compensation expense for options granted on or after January 1, 2003, based on the fair value method of accounting as described in Note 2.

         For US GAAP purposes, the Unit Option Plan is a variable compensation plan as the exercise price of the options is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price of the Trust units over the adjusted exercise price of the options at each financial reporting date and is deferred and recognized in income over the vesting period of the options. After the options have vested, compensation expense is recognized in income in the period in which a change in the market price of the Trust units or the exercise price of the options occurs. No compensation expense was recorded in 2003 and 2002.

(f) The following standards and interpretations have been issued by the Financial Accounting Standards Board ("FASB") and the Trust has assessed the impact to be as follows:

    o In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity", which established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires a financial instrument that is within its scope to be classified as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This accounting standard is not expected to have a material impact on the Trust at this time. The Trust will continue to monitor the relevance of this standard and will measure the impact when it is determined to apply.

    o In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that requires the consolidation of Variable Interest Entities ("VIEs"). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity's variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003, the FASB issued FIN 46R which superceded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Trust does not believe FIN 46R results in the consolidation of any additional entities that existed at December 31, 2003.

(g) The Trust presents funds from operations before changes in non-cash working capital as a subtotal in the Consolidated Statements of Cash Flows. Under US GAAP this notation does not have any standardized meaning, and this subtotal would not be presented.



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